EXHIBIT 23.1

 Consent of Independent Registered Public Accounting Firm

The Profit Sharing and Retirement Committee

Territorial Bancorp Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-168839) on Form S-8 of Territorial Bancorp Inc. of our report dated June 26, 2015, with respect to the statements of assets available for benefits of the Territorial Savings Bank 401(k) Plan as of December 31, 2014 and 2013, the related statements of changes in assets available for benefits for the years then ended, and the supplemental schedule of Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014, which report appears in the December 31, 2014 annual report for Form 11-K of the Territorial Savings Bank 401(k) Plan.

/s/ KPMG LLP

Honolulu, Hawaii
June 26, 2015